06014816

ALPHA BANK

SUPPL

Dematerialisation and sale of shares [23.6.2006]

Alpha Bank announces that in accordance with article 53 of Law 3371/2005 (published in the Government Gazette issue 178/14.7.2005) and with decisions 1/380/4.5.2006 (published in the Government Gazette issue 657/25.5.2006) and 3/387/19.6.2006 of the Board of Directors of the Capital Market Commission, the shares of the Bank not deposited for dematerialisation by 31.10.2006 shall be sold through the Athens Exchange, via the following procedure: By decision of the Capital Market Commission, following the submission of a request thereto by the Bank, an authorisation to sell shall be granted, the Athens Exchange Member to perform the sale shall be appointed, and the shares to be sold shall be specified together with the date on which the sale procedure shall commence. The proceeds from the sale shall be deposited with the Deposits and Loans Fund, where it shall be at the disposal of the beneficiaries.

Shareholders are therefore kindly invited to deposit by 25 October 2006 with the Bank for dematerialisation the share titles in their possession, after which date the procedures provided for by the law regarding the sale of shares shall be initiated.

If the presentation of share titles is not possible because these have been lost or destroyed, the same article of the above Law lays down the procedure for registration of the shares in the shareholder's record in the Dematerialised Securities System (SAT) without presentation of the physical titles.

For further details or clarifications, please contact the Shareholders' Service Section, 40 Stadiou Street, GR-102 52 ATHENS, Tel. 210 326 5546, 210 326 5549, 210 326 5810 and 210 326 5812.

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